Philips to appoint two new members to supervisory board and to cancel its priority shares

Tuesday, February 22, 2005

Amsterdam, the Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced the Company will propose to the 2005 Annual General Meeting of Shareholders (AGM) the appointment of Mr. Wong Ngit Liong (born 1941) as from April 1, 2005 and Mr. James J. Schiro (born 1946) as from October 1, 2005 as members of Philips’ Supervisory Board. Mr. Wong is the Chairman and CEO of Venture Corporation Ltd. and its group of companies. Mr. Schiro is CEO of Zurich Financial Services. Philips announced these proposals in the agenda published today for its AGM to be held on March 31, 2005. Further, the Supervisory Board has elected current member Mr. Wim de Kleuver as its Chairman effective as of the closing of the 2005 AGM. He will succeed the current Chairman, Mr. Lo van Wachem, whose term will end after having been a member of the Supervisory Board for twelve years.

In line with best practices in corporate governance and to simplify the corporate structure, Philips will also propose at its AGM to amend its current Articles of Association, thereby canceling all (ten) priority shares. Priority shares are currently held by the Dr. A.F. Philips Foundation, the board of which consists of certain members of the Supervisory Board (including the Chairman and Vice-Chairman) and the President of Royal Philips Electronics. The approval of this foundation is required for resolutions of the AGM regarding the issue or cancellation of ordinary shares, amendments to the Articles of Association, and the liquidation of the Company. Acting in agreement with the Supervisory Board, the priority shareholders also make binding recommendations to the AGM for the appointment of members of the Board of Management and the Supervisory Board.

Appointments further broaden composition of Supervisory Board
Prior to setting up Venture Corporation, Mr. Wong — a Singaporean — spent more than 12 years with Hewlett-Packard, holding various management positions in the US, Singapore and Malaysia. Mr. Wong also serves on the boards of various listed and private companies, including DBS Bank Ltd. and DBS Group Holdings Ltd., SIA Engineering Company Ltd. and International Enterprise Singapore. He is also Chairman of the National University of Singapore Board of Trustees

Prior to joining Zurich Financial Services, Mr. Schiro — an American — pursued a long career with PricewaterhouseCoopers. In 1995, he was elected Chief Executive Officer of PriceWaterhouse, and in 1998 he led the merger of PriceWaterhouse and Coopers & Lybrand. Mr. Schiro is also Member of the Board of Directors of PepsiCo, Vice-Chairman of the Swiss-American Chamber of Commerce, Member of the International Business Council of the World Economic Forum, and Member of the European Financial Services Roundtable and The Financial Services Roundtable (US).

Additional information on the composition of the Supervisory Board and on Philips’ full-year results, which were first presented January 27, 2005, is included in Philips’ 2004 Annual Report that was published today.

For further information, please contact:
Sajin Varghese
Philips Corporate Communications
Tel +31 20 59 77425
email sajin.varghese@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.